Exhibit 2.1

HOTEL PURCHASE AGREEMENT

AGREEMENT, dated for reference purposes only, February 9, 2007 (the “Effective Date”), is among BUDGET MOTELS, INC., a Virginia corporation (“BMI”), WATERLOO HOSPITALITY, INC. a Virginia corporation (“Waterloo” and collectively with BMI, the “Sellers”), and SUPERTEL LIMITED PARTNERSHIP, a Virginia limited partnership (“Buyer”). Each of BMI and Waterloo may also be referenced herein as a “Seller.”

RECITALS:

This Agreement is made with reference to the following facts and objectives:

(a)	Waterloo is the owner of the following:
(i)

certain real estate, together with improvements and related assets consisting of a Days Inn Hotel located at 110 S. Bragg Street, Alexandria, Virginia 22312, which real estate is described on Exhibit 1(a) attached hereto and incorporated by reference herein (the “Days Inn Alexandria”),

(ii)

certain real estate, together with improvements and related assets consisting of a Comfort Inn Hotel located at 6254 Duke Street, Alexandria, Virginia 22312, which real estate is described on Exhibit 1(b) attached hereto and incorporated by reference herein (the “Comfort Inn Alexandria”);

(iii)

certain real estate, together with improvements and related assets consisting of a Days Inn Hotel located at 5316 Jefferson Davis Highway, Fredericksburg, Virginia 22408, which real estate is described on Exhibit 1(c) attached hereto and incorporated by reference herein (“Fredericksburg South”); and

(iv)

certain real estate, together with improvements and related assets consisting of a Days Inn Hotel located at 4935 W. Monkhouse Drive, Shreveport, Louisiana 71109, which real estate is described on Exhibit 1(d) attached hereto and incorporated by reference herein (the “Shreveport Hotel” and together with the properties described in (i) through (iii), the “Hotels”).

(b)

BMI is the owner of (i) certain real estate located adjacent to the Fredericksburg South hotel and described on Exhibit 3(a) (the “Fredericksburg South Outparcel”), and (ii) certain real estate (including a residential house) located adjacent to the Shreveport Hotel and described on Exhibit 3(b) (the “Shreveport Land”).

(c)	Sellers desire to sell on the terms and conditions hereinbelow set forth the real estate, improvements and other assets relating to the Hotels and other property described in this Agreement.
(d)	Buyer wishes to purchase all such assets relating to the Hotels and other property described in this Agreement, upon the terms and conditions hereinafter set forth.

AGREEMENT:

1.           In order to consummate the desires of the parties set forth in the foregoing recitals, which are made a contractual part of this Agreement, and in consideration of the mutual agreements, provisions and covenants herein contained, Sellers and Buyer each hereby agree as follows:

2.           Sale and Purchase of Property. Subject to the terms and conditions of this Agreement, each Seller hereby agrees that, at closing, it will sell, convey, assign, transfer and deliver to Buyer, the following real estate, improvements, buildings, facilities, machinery, equipment, furniture, fixtures and other assets owned by such Seller (collectively, the “Property”):

(a)          Real Property. The following real properties, including all buildings and improvements situated thereon:

(i)	the Days Inns Alexandria;
(ii)	the Comfort Inn Alexandria;
(iii)	Fredericksburg South;
(iv)	the Shreveport Hotel;
(v)	the Fredericksburg South Outparcel; and
(vi)	the Shreveport Land.

(b)          Machinery, Equipment, Furniture, Fixtures and Signage. Except for those items of personal property described in Exhibit 2(a) attached hereto, all items of machinery, equipment, furniture, fixtures, leasehold improvements and signage located in, on or about the Hotels and used in connection with the operation thereof together with all inventories of spare parts, tools, maintenance equipment, and miscellaneous similar items and materials related to the Hotels presently owned, acquired or leased by each Seller between the date of execution hereof and closing;

(c)          Sales, General and Administrative Property. All customer and supplier lists, books and records, computer programs and systems and other sales, general and administrative property owned by each Seller and relating to the Hotels;

(d)          Licenses, Permits and Orders. All approvals, authorizations, consents, licenses, orders and establishment numbers and other permits and similar items of all governmental agencies whether federal, state or local (collectively, “Licenses and Permits”), relating to the Hotels and owned, held or utilized by each Seller, but only to the extent such Licenses and Permits are transferable by Sellers;

(e)          Prepaids. All prepaid rent, utility deposits and similar prepaid items relating to the Hotels, but only to the extent such items are transferable by Sellers; and

(f)           Materials and Supplies. All office and room supplies located at and used in connection with the operation of the Hotels, including, but not limited to, all sheets, pillows, linens and towels and all maintenance equipment and all similar property used in connection with the operation of the Hotels.

The real properties and interests therein referred to in Section 2(a) above shall hereinafter sometimes be referred to individually as the “Real Property” when intending to exclude reference to the other assets and property being purchased hereunder and, similarly, the other assets and property referred to in subparagraphs

1(b), (c), (d), (e), and (f) shall sometimes hereinafter be referred to as the “Personal Property”, when it is intended that the Real Property shall be excluded from such reference. The Real Property and the Personal Property shall otherwise be collectively referred to as the “Property”. Buyer hereby agrees to purchase the Property from the Sellers upon the terms and conditions set forth herein.

3.	Consideration.

(a)          Purchase Price. As consideration for the sale, conveyance, assignment, transfer and delivery of the Property by Seller to Buyer, Buyer hereby agrees that the purchase price for the Property shall be equal to thirty million, nine hundred one thousand dollars ($30,901,000) (the “Purchase Price”). The Purchase Price shall be allocated as to real estate and building and improvements as the parties shall agree prior to the Closing. The parties hereto acknowledge that such allocation shall represent the fair market value of the Property and shall be binding upon the parties hereto for tax purposes.

Upon Buyer’s execution of this Agreement, Buyer shall deposit the sum of $1,000,000.00 in earnest money (such deposit along with all earnings thereon being the “Deposit”) in an interest bearing escrow account with Madison County Abstract Company (the “Escrow Agent”) as escrow agent. Except as provided in Section 4 and Section 12, Buyer may receive a refund of the Deposit only if Buyer elects to terminate this Agreement because the conditions set forth in Sections 21(a) and 21(b) have not been satisfied as of the Closing Date and Buyer has not breached this Agreement as of or prior to the Closing Date, in which case the Escrow Agent shall refund the Deposit to Buyer and all further rights and obligations of the parties under this Agreement shall terminate (other than Buyer’s obligation to indemnify Sellers under Section 4). If Buyer fails to purchase the Property pursuant to the terms of this Agreement on the Closing Date and Sellers have not breached this Agreement, or if Sellers elect to terminate or rescind this Agreement by reason of any condition precedent set forth in Section 22(b) or (c) not having been satisfied by the Closing Date and Sellers have not breached this Agreement, then the Escrow Agent shall pay the entire Deposit to Waterloo as Sellers’ sole and exclusive remedy and all further rights and obligations of the parties under this Agreement shall terminate (other than Buyer’s obligation to indemnify Sellers under Section 4).

(b)	Payment of Purchase Price. The Purchase Price shall be paid as follows:

(i)

Assumption. At the Closing, Buyer shall assume (the “Assumption”) all of Waterloo’s obligations under the four (4) separate loans (the “Loans”) evidenced by those certain Promissory Notes (the “Notes”) which are described on the attached Exhibit 3(b)(i) and further secured by those mortgages or deeds of trust (the “Loan Documents”) also described in Exhibit 3(b)(i), made to the order of or for the benefit of First Union National Bank (now known as Wachovia National Bank, the “Lender”), which Notes are secured by the Hotels.

(ii)

Cash Payment. $19,586,632, as adjusted pursuant to the last sentence of this Section 3(b)(ii) (the “Cash Amount”), shall be paid by Buyer to Sellers at the Closing in cash or by wire transfer to an account(s) designated by Sellers prior to Closing, subject to the closing adjustments and prorations described in Section 14. The Deposit shall be paid to Waterloo at the Closing and Buyer shall be credited with the amount of the Deposit in determining the Cash Amount. The Cash Amount shall be allocated between BMI and Waterloo as follows: 2.0% to BMI and 98.0% to Waterloo. At the Closing, the Cash Amount payable to Waterloo shall be increased by the difference (if any) of $11,314,368 less the aggregate amount of principal and accrued interest that remains outstanding and unpaid under the Notes at the Closing, and if the aggregate amount of principal and accrued interest that remains outstanding and unpaid under the Notes at the Closing is greater than $11,314,368, then the Cash Amount shall be decreased at the Closing by the difference (if any) between such aggregate amount and $11,314,368.

4.           Inspection Period. For purposes of this Agreement, the “Inspection Period” shall mean the following: (i) for all matters other than Buyer’s review of legal title, surveys, zoning and the environmental condition of the Real Property, the period beginning on the Effective Date and ending at 5:00 p.m. (Eastern Standard Time) on February 22; and (ii) for Buyer’s review of legal title, surveys, zoning and the environmental condition of the Real Property only, the period beginning on the Effective Date and ending at 5:00 p.m. (Eastern Standard Time) on March 12, 2007. The Buyer shall have the Inspection Period to inspect, evaluate and perform such investigations, inspections, tests and studies (collectively, “Tests”) with respect to the Property as Buyer deems necessary to determine if the Property is acceptable to Buyer. Sellers agree to cooperate with Buyer in connection with Buyer’s Tests, but at no expense to Sellers. If Buyer is unsatisfied in its sole discretion with the results of any Tests or for any other reason in Buyer’s sole discretion, Buyer may terminate this Agreement prior to 5:00 p.m. (Eastern Standard Time) on February 22, 2007 by delivery of written notice of termination to Sellers, in which case the Deposit shall be returned to Buyer. If during Buyer’s inspection of zoning and the environmental condition of the Real Property, Buyer discovers zoning or environmental matters materially adversely affecting the Real Property which cannot be reasonably cured by the applicable Seller by March 12, 2007, then Buyer may terminate this Agreement prior to 5:00 p.m. (Eastern Standard Time) on March 12, 2007 by delivery of written notice of termination to Sellers, in which case the Deposit shall be returned to Buyer. Section 12 shall govern Buyer’s and Sellers’ rights and remedies regarding any title and survey defects to which Buyer may object. If Buyer fails to terminate this Agreement prior to the end of the Inspection Period, then Buyer’s right to terminate this Agreement pursuant to this Section 4 shall terminate. If Buyer terminates this Agreement during the Inspection Period or otherwise fails to close, Buyer shall return to Sellers all due diligence materials provided by either Seller to Buyer in connection with Buyer’s proposed acquisition of the Property. If Buyer terminates this Agreement or otherwise fails to close, Buyer covenants that neither it nor any of its partners, employees, directors, members, shareholders, agents or other representatives will disclose to any person the results and work product of any Tests or the contents of any due diligence materials provided by Sellers to Buyer.

Buyer shall save and hold each Seller harmless from and against all suits or claims arising out of any such entry and the Tests. If this transaction does not close, Buyer shall restore the Property to reasonably the same manner and condition as it was prior to the Tests.

5.           Assumption of Liabilities. Except as otherwise provided in this Agreement, Buyer will assume at the Closing (a) the Loans, (b) the leases identified on Exhibit 5 and (c) all operational contracts of Seller relating to the operation of the Hotels (but only with respect to payment obligations accruing from and after the Closing) in the ordinary course of business and which (i) obligate the Seller to expend no more than $30,000 in the aggregate on an annual basis and (ii) are cancelable with written notice to the other party within a twelve month timeframe (collectively, the “Assumed Liabilities”). Buyer and Seller agree to execute documents as may be reasonably requested from the other party to evidence Buyer’s assumption of the Assumed Liabilities. Buyer may, in its sole discretion, elect to assume such other contracts of Seller at Closing that Buyer identifies to Seller during the Inspection Period. Buyer does not assume and shall not be deemed to assume any other liability or obligation of Seller or the Hotels (other than the Assumed Liabilities), shall not be responsible for the payment of any wages or salaries due to any employees of Seller, including any bonuses, deferred compensation, severance, sick leave or vacation pay, and shall not be responsible for reimbursing lost vacation days due to any of Seller’s’ employees.

6.	Closing. The time of closing the purchase and sale of the Property shall be as follows:

(a)          Closing. The transfer of the Property from Sellers to Buyer and the closing of the transaction contemplated by this Agreement (the “Closing”) will take place at the offices of the Escrow Agent at 2511 15th Street, Columbus, Nebraska 68601, or at such other mutually agreeable location, commencing at 10:00 a.m., on March 30, 2007 (the “Closing Date”).

(b)	Buyer’s Obligations at Closing. At Closing, Buyer shall:

(i)	Assumption. Assume Waterloo’s obligations arising under the Notes by executing such documents and agreements as may be required by the Lender in connection with the Assumption.
(ii)	Cash Payment. Deliver to Sellers the Cash Amount in accordance with Section 3(b)(ii) above.

(c)          Sellers’Obligations at Closing. At Closing, each Seller shall deliver, or cause to be delivered, to Buyer the following as they may pertain to the Hotels owned by such Seller:

(i)

Instruments of Conveyance. Duly executed assignments, bills of sale with covenants of warranty, special warranty deeds, notices, consents, assurances and such other instruments of conveyance and transfer as counsel for Buyer shall reasonably request and as shall be effective or necessary to vest in Buyer good, marketable title to all of the Property, subject to no liens, encumbrances, claims or security interests whatsoever, except for any liens arising under the Loan Documents. Simultaneously with such delivery, Seller shall take all such steps as may be necessary to put Buyer in actual possession or control of the Property. Appropriate forms of such instruments of conveyance and transfer in conformity with this Agreement shall be submitted by Buyer’s counsel to Seller’s counsel for examination within a reasonable time in advance of the Closing Date. Seller further agrees that it will, at any time from time to time after Closing, upon request of Buyer and without additional consideration, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably required in conformity with this Agreement for the better assigning, transferring, granting, conveying, assuming and conforming to Buyer or Buyer’s successors and assigns, or for aiding and assisting in collecting and reducing to possession, any and all of the Property at Closing to Buyer. If there shall be any attorney fees incurred in the review of such additional documentation, such fees shall be paid by Buyer.

(ii)	Special Warranty Deed. Duly executed and notarized special warranty deeds conveying to Buyer good and marketable fee simple title to the Real Property.
(iii)	Assumption. Execute such documents as may be reasonably required by the Lender and that are acceptable to Sellers to complete the Assumption.
(iv)	Resolutions. Deliver the resolutions of the shareholders of Sellers and the Board of Directors of Sellers which duly authorize the execution and performance of this Agreement.
(v)

Noncompete Agreement for William Latham. Duly executed noncompete agreement for William Latham containing the terms of Section 25 and governed by Virginia law, provided that, such noncompete agreement shall not contain any terms not described in Section 25 without William Latham’s consent.

7.	Covenants of Sellers.

(a)          Employee Matters. Sellers shall be responsible for all wages, benefits, costs, expenses and other liabilities owed to Sellers’ employees for all work, service or claims occurring or arising during their employ with Sellers.

(b)          Preservation of Organization. Prior to the Closing Date, Sellers shall use commercially reasonable efforts (without making any commitments on behalf of Buyer) to preserve their business organizations intact, to keep available to Buyer the present key employees (except for the manager) of the Hotels, and to preserve for Buyer the present relationships of Seller with its suppliers and customers and others having business relations with them.

8.	Covenants of Buyer.

(a)          On or before the Closing Date, Buyer shall offer employment to a sufficient number of the employees employed by Seller in connection with the Property so that Seller shall not be required to issue any notice to employees in accordance with the Worker Adjustment and Retraining Notification Act (“WARN Act”) or analogous state laws. Seller shall, to the extent commercially practicable, assist Buyer in securing the continued employment of such employees of Seller as Buyer shall determine to retain.

9.           Representations and Warranties of Sellers. Sellers hereby jointly and severally represent, warrant and covenant to and with Buyer as follows:

(a)          Organization, Good Standing and Corporate Power. Each Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Virginia and has the corporate power to own, operate and lease its properties and carry on its business as now being conducted.

(b)          Corporate Authorization, Binding Effect. The execution, delivery and performance of this Agreement by each Seller has been duly authorized by its Board of Directors and shareholders. This Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of each Seller. This Agreement constitutes the legal, valid and binding obligation of Sellers enforceable in accordance with its terms.

(c)          No Conflict with Charter and By-Laws. The execution, delivery and performance of this Agreement by each Seller will not result in a breach or violation of Seller’s Articles of Incorporation or By-Laws.

(d)          Financial Statements. Sellers have previously furnished to Buyer BMI’s audited and consolidated financial statements and accompanying auditor’s report as of October 31, 2005 and October 31, 2004. Waterloo has provided to Buyer individual property unaudited financial operating information for the months ended April, 2006, May, 2006 and June, 2006, and Waterloo has provided unaudited financial statements for the Hotels for the year ending October 31, 2006 (collectively, the “Financial Information”). Such Financial Information is included or will be included in the consolidated and audited financial statements to be provided by Sellers to Buyer and, to the best of Sellers’ knowledge, has been prepared in conformity with GAAP in all material respects, consistently applied and, to the best of Sellers’ knowledge, such Financial Information fairly present (including within the meaning of the Sarbanes-Oxley Act of 2002) in all material respects the financial condition, results of operations and cash flow of Seller as of their respective dates and for the respective periods covered thereby.

(e)          Compliance with SEC Reporting Requirements. For a period of time commencing on the date of this Agreement and continuing through the first anniversary of the Closing Date, each Seller shall from time to time, upon reasonable advance written notice from Buyer, and at Buyer's sole cost and expense, provide Buyer and its representatives with reasonable access to all of Seller’s written information and documentation relating to the Property, provided the same shall then be in Seller's (or a representative or affiliate of Seller's) possession, which information is relevant and reasonably necessary, in the opinion of the outside accountants of Buyer, to enable Buyer and Buyer's outside accountants to file financial statements, pro formas and any and all other information in compliance (at Buyer's cost) with any or all of (a) Rule 3-05 or 3-14 of Regulation S-X of the SEC; (b) any other rule issued by the SEC and applicable to Buyer or its subsidiaries; and (c) any registration statement, 424(b) prospectus, report or disclosure statement filed with the SEC by or on behalf of

Buyer. Sellers shall reasonably cooperate with Buyer to cause any SEC audit requirements to be completed and delivered to Buyer within a reasonable time period to insure that all SEC filing requirements are met, and Buyer shall reimburse each Seller for all out-of-pocket, third-party costs and expenses paid to third parties by such Seller in connection therewith. Seller shall also authorize any attorneys who have represented Sellers in material litigation pertaining to or affecting the Property to respond, at Buyer's expense, to inquiries from Buyer's representatives, attorneys and independent accounting firm.

(f)           Tax Returns and Other Filings. Proper and accurate amounts have been withheld by Seller from its employees for all periods in material compliance with the tax withholding provisions of applicable state and federal laws. Proper and accurate returns have been filed by Sellers for all periods for which returns were due with respect to income tax withholdings, social security and unemployment taxes of such employees. The amounts shown on such returns to be due and payable have been paid in full.

(g)          Title to Property. Seller presently has, and will as of Closing have, good and marketable title to the Property, to the best of Sellers’ knowledge, free and clear of monetary liens other than those liens securing the Notes. Except as described in Exhibit 5, to Sellers’ knowledge there are no leases affecting any of the Property and none of the Property or any of the equipment used in conjunction with the Hotels is leased from any third party. Waterloo will continue to satisfy its obligations under the Notes through the Closing.

(h)          Inventory; No Default. As of Closing, the Hotels shall be stocked with inventory so that there exists two sets of all linens, including sheets and pillow cases, and terrycloth items, including towels, wash clothes and hand towels for each bed located in the Hotels, one set of blankets and bedspreads for each bed located in the Hotels, and one set of bath mats per room located in the Hotels. As of Closing there shall also be sufficient number of good quality, new guests supplies sufficient for two weeks of operation at occupancy rates similar to the occupancy rates of the Hotels over the six months preceding the Closing. To the best of Sellers’ knowledge, Waterloo is not in default of the Loans and has not been in default of the Loans.

(i)           Litigation and Other Proceedings. Sellers have no knowledge of any pending legal suits or actions or governmental investigations, or any change in the zoning or building ordinances affecting the Property, which might materially adversely affect the Property.

(j)           Except for the representations contained in this Section 9, the sale of the Property is on an “AS IS” basis, without further representation or warranty as to the Property. Buyer acknowledges that: (i) any information (“Information”) supplied or made available by Seller, whether written or oral, or in the form of maps, surveys, plats, soil reports, engineering studies, environmental studies, inspection reports, plans, specifications, or any other information pertaining to the Property is furnished to Buyer without representation or warranty; and (ii) the Information is provided, and the Property is purchased, on an as-is, where-is, basis and Buyer has had an opportunity to inspect the Property and make such investigations as it deems necessary in determining whether or not to purchase the Property.

(k)          Survival of Representations. The representations, warranties, covenants, agreements and indemnifications contained in this Section 9 of this Agreement shall terminate on the one hundred eightieth (180th) day following the day of Closing.

10.	Representations and Warranties of Buyer.

(a)          Organization, Good Standing and Corporate Power. Buyer is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Virginia and has the requisite limited partnership power to acquire, own and operate the Property.

(b)          Corporate Authorization, Binding Effect. The execution, delivery and performance of this Agreement by Buyer has been duly authorized by its general partner and, to the extent required, the applicable limited partners. This Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Buyer, and this Agreement constitutes the legal, valid and binding obligation of Buyer enforceable in accordance with its terms.

(c)          No Conflict with Charter and Partnership Agreement. The execution, delivery and performance of this Agreement by Buyer will not result in a breach or violation of or constitute a default under Buyer’s Certificate of Limited Partnership or partnership agreement, as amended.

(d)          No Conflicting Agreement. There are no provisions of any existing mortgage, indenture, trust indenture, loan agreement, contract bonds or other agreement binding on Buyer, which conflict with the execution, delivery and carrying out of the terms of this Agreement by Buyer. The execution and delivery by Buyer of this Agreement and the performance by Buyer of its obligations hereunder do not require the consent, approval of action of, or any filing with, or notice to, any public authority or other party.

11.         Survey. Buyer may cause the Property to be surveyed by a competent, duly licensed land surveyor in the state where the Property is located. The survey may be an “as-built” survey showing, inter alia, all boundaries, improvements, encroachments, easements, roadways, rights-of-way and rights of access to public streets.

12.         Evidence of Title. For each Property, Buyer shall order a title insurance commitment for an ALTA Owner’s policy in the full amount of the Purchase Price for such Real Property which shall show fee simple title to the Real Property in the applicable Seller, with extended coverage endorsement over the standard exceptions, subject to no special exceptions other than the Loan Documents. Buyer shall have until fifteen (15) days following receipt of said title insurance commitment and the surveys contemplated by Section 11, but in no event later than the end of the Inspection Period, to notify Sellers in writing of any defects in title or reflected in the surveys, other than the permitted exceptions, which render title unmarketable, otherwise Buyer shall be deemed to have approved any survey issues and title to the Property. Sellers shall have until Closing, or such additional time as Buyer may allow at its discretion, to cure those defects in the surveys or title identified by Buyer in its written notice to Sellers, and, if not cured in such time, Buyer shall have the right to rescind this Agreement or waive such defects by acquiring the Property at Closing, which shall be Buyer’s sole remedies. In the event Buyer elects to thus rescind this Agreement, the Deposit shall be immediately refunded to Buyer and the parties shall be discharged from all further obligation or liability under this Agreement.

13.         Loss or Damage Prior to Closing. Risk of loss arising from fire, windstorm, explosion, condemnation, or other casualty (“Loss”) to any Real Property shall be borne by Seller until the Closing Date. In the event any Real Property is subject to a Loss prior to the Closing Date in an amount of more than $1,000,000, Buyer may elect either to accept the proceeds of any insurance or any condemnation award, not to exceed the Purchase Price that is allocated to such Real Property under this Agreement, as full settlement for the Loss or, alternatively, may elect to delay the Closing for the affected Real Property until the Loss is repaired by the applicable Seller. In the event of any such Loss occurs prior to the Closing Date, Seller shall notify Buyer within 5 business days after it receives notice of such Loss and Buyer shall then have 10 days after receipt of such notice to review the Real Property as to which the Loss occurred and advise Seller of Buyer’s election under this Section 13. Each Seller agrees to maintain until the Closing Date such insurance coverages and in amounts for the Real Properties as are in effect for the Real Properties on the date of this Agreement.

14.         Pro Rata Adjustments. The following adjustments shall be computed as of the Closing Date and prorated at the Closing. All prorations described below shall be paid to the applicable Seller or Buyer, where applicable, within thirty (30) days following the Closing Date other than property taxes, which shall be credited in favor of the applicable party at the Closing. Net credits (other than any credits relating to property taxes) in favor of Sellers shall be paid by Buyer to the applicable Seller in cash within ninety (90) days following Closing.

(a)          Real Estate Taxes and Assessments. Consolidated real estate taxes and any personal property taxes assessed for the tax year in which Closing occurs shall be prorated as of the Closing based on the latest tax bills available which adjustment shall be final and binding upon the parties after the date of Closing; all prior taxes shall be paid by Seller and all subsequent taxes shall be paid by Buyer. Seller shall pay all special assessments for public improvements constructed or under construction prior to the Closing.

(b)          Utility Charges. Proration of sewer and water rents and other utility charges shall be made as of Closing. To the extent such charges are based upon meter readings, the meter readings shall be made as close as reasonably possible to the Closing Date. To the extent these charges are not available at the Closing Date, the cost of such utilities shall be apportioned between the parties on the basis of the latest actual (not estimated) bill for such service and adjusted following Closing based upon the actual bills for such service in accordance with this Section 14.

(c)          Revenues. All revenues generated from or with respect to the Hotels, including, but not limited to, all room rentals earned for occupancy, on or prior to the Closing Date shall be due and payable to the applicable Seller and all such revenues from and after the day immediately following the Closing Date shall be due and payable to Buyer.

(d)          Petty Cash. Buyer shall purchase 100% of each Seller’s petty cash on hand at the Hotels, and each Seller shall be reimbursed for the same on the closing statement, in addition to the Cash Amount that is paid to the Seller under Section 3.

(e)          License Fees. Fees paid for governmental permits in the current period shall be allocated between Sellers and Buyer with Sellers being liable for the portion of such fees accrued on or prior to the Closing Date and Buyer being liable for the portion of such fees accruing after the Closing Date.

15.         Expenses. Except as otherwise specifically provided in this Agreement, the parties shall be liable for expenses as follows:

(a)          Document or Transfer Taxes. Sellers shall pay the cost of any required documentary or transfer taxes due in connection with the transfer, conveyance, assignment or delivery of the Property or any instruments in connection therewith pursuant to this Agreement.

(b)          Recording Fees. Buyer shall pay any recording fees required for recording the warranty deeds described in Section 6(c)(ii) above.

(c)          Title Insurance. Buyer shall pay the cost of providing the title insurance as required in Section 12, above.

(d)	Survey. Buyer shall pay the cost of providing the survey as required in Section 11, above.

(e)          Escrow Fees. Seller and Buyer shall each pay one-half of the cost of all escrow fees necessary for the closing of the transaction contemplated by this Agreement.

(f)           Assumption Fees. Seller and Buyer shall each pay one-half of the charges, costs and fees charged by the Lender as a condition to consenting to the Assumption.

16.         Benefit. This Agreement shall be binding upon and inure to the benefit of Sellers and Buyer and their respective successors and assigns. This Agreement shall not create any right, entitlement or interest in any third party.

17.         Notices. All notices which are required or may be given pursuant to the terms of this Agreement shall be in writing and either be sent by facsimile transmission or be in writing and shall be delivered personally or mailed by registered, certified or express mail, postage prepaid, as follows:

If to Sellers, to:	Budget Motels, Inc. 10605-Gaskins Way Manassas, VA 20109-2371 Facsimile #: 703-361-9791 Waterloo Hospitality, Inc. 10605- A Gaskins Way Manassas, VA 20109-2371 Facsimile #: 703-330-7869
With copy to:	James N. Greene Parker Poe Adams & Bernstein LLP 401 South Tryon Street, Suite 3000 Charlotte, North Carolina 28202 Facsimile #: 704-335-9725

If to Buyer, to:	Supertel Limited Partnership 309 North 5th Street Norfolk, Nebraska 68702 Attention: President Facsimile #: (402) 371-4229
With copy to:	Robert G. Dailey McGrath North Mullin & Kratz, PC LLO 1601 Dodge Street, Suite 3700 Omaha, Nebraska 68102 Facsimile #: (402) 341-0216

18.         Waivers. The waiver by any party hereto of a breach of any portion of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

19.         Specific Performance. Either party may seek specific performance and enforcement of this Agreement by a court of law having jurisdiction hereof in the event of default by the other party in the performance of its obligation under the terms of this Agreement.

20.         Broker’s Fees. Both parties hereto represent and warrant to the other party that no real estate broker or agent has been involved in this transaction, other than Hodges Ward Elliot, Inc., whose commission shall be paid by Sellers.

21.         Conditions Precedent to Buyer’s Obligations. Buyer’s obligations under this Agreement are subject to the satisfaction of all of the conditions set forth in this Section 21 as of the Closing Date. In the event Buyer elects to terminate or rescind this Agreement by reason of any condition set forth in this Section 21 not having been satisfied as of the Closing Date, Buyer shall notify Sellers. If Buyer elects to terminate or rescind this Agreement because any condition set forth in this Section 21 has not been satisfied as of the Closing Date, then the Deposit shall be paid in accordance with Section 3(a). If Buyer does not timely terminate this

Agreement for failure of a condition being satisfied, such conditions shall be deemed waived. The conditions precedent are as follows:

(a)	The Lender shall have approved the Assumption.

(b)          All of Sellers’ representations, warranties and covenants contained in Section 9 above shall be true and correct in all material respects as of the Closing Date.

22.         Conditions Precedent to Sellers’ Obligations. Sellers’ obligations under this Agreement are subject to the satisfaction of all of the conditions set forth in this Section 22 at or prior to the Closing Date. In the event Sellers elect to terminate or rescind this Agreement by reason of any condition precedent set forth in Section 22(b) or (c) below not having been satisfied by the Closing Date, the Escrow Agent shall immediately pay the Deposit to Waterloo pursuant to Section 3(a). The conditions precedent are as follows:

(a)	The Lender shall have approved the Assumption.

(b)          All of Buyer’s representations, warranties and covenants contained in Section 10 above shall be true and correct as of the Closing Date.

(c)	Buyer shall have performed all of their respective obligations under this Agreement.
23.	Indemnification of Sellers.

(a)          Indemnity. Sellers shall, and hereby agree to, jointly and severally, indemnify and hold Buyer harmless against and in respect of the following items (the “Indemnified Costs”):

(i)

Except for any liabilities arising under any federal, state or local environmental laws and regulations, all debts, liabilities and obligations of any Seller of any nature, whether accrued, absolute, contingent, or known or unknown on the Closing Date, existing or arising on or resulting from events which occurred or failed to occur on or before the Closing Date, to the extent not included in Assumed Liabilities or otherwise specifically assumed by Buyer hereunder.

(ii)	Any liability, loss, claim, damage or deficiency resulting directly or indirectly from any non-fulfillment of any covenant on the part of Sellers under this Agreement.

Buyer shall advise the applicable Seller of such Indemnified Costs in writing within twelve (12) months after the Closing, however in the event that Seller intentionally conceals information with an intent to defraud, Buyer shall have a period of three (3) years after the Closing to advise Seller of such breach. If Buyer fails to notify the applicable Seller of any indemnity claim made under this Section 23(a) within the time period set forth in the preceding sentence, then the Seller shall have no obligation to indemnify, hold harmless or defend Buyer under this Agreement. Sellers shall have no obligation to indemnify Buyer under this Agreement for Indemnified Costs until such Indemnified Costs, in the aggregate, exceed One Hundred Thousand and No/100 Dollars ($100,000.00), and in such event, Buyer shall be indemnified only to the extent the amount of such Indemnified Costs exceed One Hundred Thousand and No/100 Dollars ($100,000.00). In no event shall Sellers jointly have any liability for Indemnified Costs to the extent such Indemnified Costs exceed $1,000,000.

(b)          Defense of Claim. In any litigation, administrative proceeding, negotiation or arbitration pertaining to any claim for which indemnification is sought under this Section 23(b), Sellers shall have the right to select legal counsel to represent Buyer and to otherwise control such litigation, proceedings, negotiations and arbitration. If Sellers elect to control such litigation, proceeding, negotiation or arbitration, Buyer shall at all times have the right to fully participate in the defense at its own expense.

24.         Indemnification of Buyer. Buyer shall, and hereby agrees to indemnify and hold Sellers harmless against and in respect of the following items (the “Buyer Indemnified Costs”):

(i)

All debts, liabilities and obligations of Buyer of any nature, whether accrued, absolute, contingent, or known or unknown, existing or arising on or resulting from events which occurred or failed to occur after the Closing Date.

(ii)	Any liability, loss, claim, damage or deficiency resulting directly or indirectly from any non-fulfillment of any covenant on the part of Buyer under this Agreement.

Sellers shall advise Buyer of such Buyer Indemnified Costs in writing within twelve (12) months after the Closing or within sixty (60) days of any claim that is asserted by a third party within the applicable statute of limitations for such a claim, whichever is later, however in the event that Buyer intentionally conceals information with an intent to defraud, Sellers shall have a period of three (3) years after the Closing to advise Buyer of such breach. If Sellers fail to notify Buyer of any indemnity claim made under this Section 24 within the time period set forth in the preceding sentence, then the Buyer shall have no obligation to indemnify, hold harmless or defend Sellers under this Agreement. Buyer shall have no obligation to indemnify Sellers under this Agreement for Buyer Indemnified Costs until such Buyer Indemnified Costs, in the aggregate, exceed One Hundred Thousand and No/100 Dollars ($100,000.00), and in such event, Sellers shall be indemnified only to the extent the amount of such Buyer Indemnified Costs exceed One Hundred Thousand and No/100 Dollars ($100,000.00). In no event shall Buyer have any liability for Buyer Indemnified Costs to the extent such Buyer Indemnified Costs exceed $1,000,000.

25.         Noncompetition. In order to further induce Buyer to enter into this Agreement and consummate the transactions contemplated hereunder, Sellers agree that from and after Closing and for a period of five (5) years thereafter, they shall not, within the Trade Area (as defined below) associate in any capacity whatsoever in any business, whether as a promoter, owner, officer, director, employee, partner, shareholder, member, lessee, lessor, lender, agent, consultant, broker, commission salesman or otherwise, or have any interest in any corporation, partnership, joint venture or limited liability company, engaged in the operation of a motel or hotel. If Sellers fail to keep and perform every covenant of this Section 25, Buyer shall be entitled to specifically enforce the same by injunction in equity in addition to any other remedies which Buyer may have. If any portion of this Section 25 shall be invalid or unenforceable, such invalidity or unenforceability shall in no way be deemed or construed to affect in any way the enforceability of any other portion of this Section 25. If any court in which Buyer seeks to have the provisions of this Section 25 specifically enforced determines that the activities, time or geographic area hereinabove specified are too broad, such court may determine a reasonable activity, time or geographic area and shall specifically enforce this Section for such activity, time and geographic area. The covenants on the part of Sellers under this Section 25 shall be construed as an agreement independent of any other provision of this Agreement, and the existence of any claim or cause of action by Sellers against Buyer or any corporation affiliated with Buyer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Buyer of said covenants. For purposes of this Section 25, “Trade Area” shall mean a 2 mile radius around the real estate boundaries of any of the Hotels.

The parties hereto acknowledge that the restrictions in this noncompetition agreement are essential to the Buyer’s successful operation of the Hotels and Buyer would not have entered into this Agreement except for the inducement of the restrictions contained herein. The parties hereto further acknowledge that these restrictions are reasonable and necessary means of protecting Buyer’s legitimate business interests in the Property and the Hotels.

26.         Definition of Knowledge. All references in the Agreement to a party’s “knowledge” shall mean actual knowledge of the applicable facts or circumstances and shall not refer to constructive knowledge or knowledge after any investigation of such facts or circumstances. All references to either Seller’s knowledge shall mean the actual knowledge (and not constructive knowledge or knowledge after any investigation of such facts or circumstances) of William Latham, Chairman of BMI, and Ross Leith, President of BMI.

27.         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Virginia. Any dispute arising under this Agreement or between Buyer and Seller shall be adjudicated in a court of law located in Prince William County, Virginia, and each the parties to this Agreement hereby consent to the exclusive jurisdiction of such courts.

28.         Counterparts. This Agreement may be executed in several counterparts, and all such executed counterparts shall constitute the same agreement. It shall be necessary to account for only one such counterpart in proving this Agreement. Facsimile signatures shall have the same effect as original signatures.

29.         Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties hereto. Except as provided in this Agreement, no party shall be permitted to assign its rights or obligations under this Agreement without the prior written consent of the other parties.

30.         Entire Agreement. This Agreement, including the Exhibits, contains the entire agreement between the parties pertaining to the subject matter hereof and fully supersedes all prior agreements and understandings between the parties pertaining to such subject matter. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement shall nonetheless remain in full force and effect. References in this Agreement to Exhibits mean the exhibits described in the List of Exhibits attached hereto, all of which are incorporated by reference into this Agreement. References in this Agreement to Schedules mean the schedules described in the List of Schedules attached hereto.

Exhibit 2.1

IN WITNESS WHEREOF, the parties have executed this Agreement in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one agreement, as of the date first written above.

BUDGET MOTELS, INC. By: /s/ William C. Latham Title: Chairman_________	SUPERTEL LIMITED PARTNERSHIP, a Virginia limited partnership By: Supertel Hospitality REIT Trust Its: General Partner By: /s/ Paul J. Schulte Title: President_______
WATERLOO HOSPITALITY, INC. By: /s/ William C. Latham Title: Chairman_________

EXHIBIT 1(a)

Days Inn Alexandria

EXHIBIT 1(b)

Comfort Inn Alexandria

EXHIBIT 1I

Fredericksburg South

EXHIBIT 1(d)

Shreveport Hotel

EXHIBIT 2(a)

Excluded Personal Property

None.

EXHIBIT 3(b)(i)

Wachovia Loans Description

Comfort Inn – Alexandria, Virginia

1. Promissory Note dated February 4, 1998, in the principal amount of $5,127,000.00, with Waterloo Hospitality, Inc. as maker, and First Union National Bank as Payee.

2. Deed of Trust and Security Agreement dated as of February 4, 1998 granted by Waterloo Hospitality, Inc., as grantor, to TRSTE, Inc., a trustee for the benefit of First Union National Bank as beneficiary.

Days Inn – Fredericksburg (South), Virginia

1.           Promissory Note dated February 4, 1998, in the principal amount of $2,762,000.00, with Waterloo Hospitality, Inc. as maker, and First Union National Bank as Payee.

2.           Deed of Trust and Security Agreement dated as of February 4, 1998 granted by Waterloo Hospitality, Inc., as grantor, to TRSTE, Inc., a trustee for the benefit of First Union National Bank as beneficiary.

Days Inn – Shreveport, Louisiana

1. Promissory Note dated February 4, 1998, in the principal amount of $2,511,000.00, with Waterloo Hospitality, Inc. as maker, and First Union National Bank as Payee.

2. Mortgage and Security Agreement dated as of February 4, 1998 granted by Waterloo Hospitality, Inc., as mortgagor, to TRSTE, Inc., a trustee for the benefit of First Union National Bank as mortgagee.

Days Inn – Alexandria, Virginia

1. Promissory Note dated February 4, 1998, in the principal amount of $4,200,000.00, with Waterloo Hospitality, Inc. as maker, and First Union National Bank as Payee.

2. Deed of Trust and Security Agreement dated as of February 4, 1998 granted by Waterloo Hospitality, Inc., as grantor, to TRSTE, Inc., a trustee for the benefit of First Union National Bank as beneficiary.

Exhibit 3(a)

Fredericksburg South Outparcel

Exhibit 3(b)

Shreveport Land

Exhibit 5

Comfort Inn Alexandria

Restaurant Lease

Lease between Budget Motels, Inc. and IHOP Properties, Inc. dated 11/30/1995 for approximately 4500 square feet of space together with improvements known as the “IHOP Restaurant”. The term of the lease commenced on 12/27/1995 and expires on December 31, 2020. The current annual base rent paid to Landlord is approximately $179,319.

Comfort Inn Alexandria

Rooftop Space Lease

Lease of rooftop space for communication equipment between Budget Motels, Inc. and New Cingular Wireless, PCS LLC. The original lease was dated December 27, 1995 and amended on September 1, 2005 to provide for a 12 month extension with an automatic renewal option for up to five additional (60) month periods. Current monthly lease is $344.56 with a scheduled increase to $1,013.42 on September 1, 2007.